The attached financial statements and related notes are in agreement with the Company's books of account after posting all adjustments and they represent the final statements and related notes for the Company.

BY: [signature]

Date: 2/22/10



10035567

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eliason Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

548 Hwy 155
(No. and Street)

St. Germain	Wisconsin	54558
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Bennett 715-479-5535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

43A W. Davenport Street	Rhinelander	Wisconsin	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/2010
gD

OATH OR AFFIRMATION

I, John Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eliason Financial Group, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


KAY HATCH
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELIASON FINANCIAL GROUP, LLC
(A Wholly-Owned Subsidiary of Eliason, Inc.)
December 31, 2009

CONTENTS



Independent Auditor's Report

Board of Directors
Eliason Financial Group, LLC
St. Germain, Wisconsin

We have audited the accompanying balance sheet of Eliason Financial Group, LLC (the "Company"), as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eliason Financial Group, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has significant reliance on capital contributions and revenue from related parties. At the time this financial statement was released the related entities as a group had suffered recurring losses from operations and had a capital deficiency that raised substantial doubt about the ability of the group of entities to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Wipfli LLP

Wipfli LLP

February 24, 2010
Rhinelander, Wisconsin

ELIASON FINANCIAL GROUP, LLC
(A Wholly-Owned Subsidiary of Eliason, Inc.)
BALANCE SHEET
December 31, 2009

ASSETS

Cash	$	157,627
Accounts receivable		44
Furniture and fixtures, at cost, less accumulated depreciation of $19,339		14,168
Total assets	$	171,839

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	85,581
Total liabilities		85,581
MEMBER'S EQUITY:		
Contributed capital		665,000
Accumulated deficit		(578,742)
Total member's equity		86,258
Total liabilities and member's equity	$	171,839

The accompanying notes to financial statements are an integral part of this statement.

ELIASON FINANCIAL GROUP, LLC
(A Wholly-Owned Subsidiary of Eliason, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A – ORGANIZATION

Eliason Financial Group, LLC, a State of Wisconsin limited liability corporation (the "Company"), is a registered broker/dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) that is headquartered in St. Germain, Wisconsin. The Company is a Limited Liability Company and is a wholly-owned subsidiary of Eliason, Inc. The Company engages in the business of acting as a broker-dealer primarily related to the sale of interests in real estate for a sister company, Eliason 1031 Properties Corporation. The Company does not carry securities accounts for customers or perform custodial functions related to customer securities and, accordingly is exempt from SEC Rule 15c3-3.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Revenue Recognition

The Company recognizes commission revenues and related expenses on the trade date. Commission revenues and related expenses from the sale on Delaware Statutory Trust Interests are recognized on the closing date.

3. Accounts Receivable

Accounts receivable due is stated at the amount management expects to collect from balances outstanding at year-end. No allowance for doubtful accounts was considered necessary at December 31, 2009.

4. Furniture and Fixtures

Furniture and fixtures are carried at cost, less allowance for depreciation using the straight-line method, over useful lives of 3 to 15 years.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Advertising

Advertising costs incurred by the Company are expensed as incurred.

6. Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of its sole member.

7. Subsequent Events

Subsequent events have been evaluated through February 24, 2010, which is the date the financial statements were available to be issued.

NOTE C – COMMITMENTS AND CONTINGENCIES

Until July 16, 2009, the Company was an introducing broker and cleared transactions with and for customers on a fully disclosed basis with RBC Dain Rauscher, through a relationship with Northeast Securities, Inc. In connection with this arrangement, the Company was contingently liable for its customers' transactions. At December 31, 2009, there were no amounts to be indemnified by RBC Dain Rauscher or Northeast Securities, Inc., for these customer transactions. This relationship was terminated on July 16, 2009.

The Company subleases office space for its St. Germain, Wisconsin headquarters location under a related party lease agreement as described in Note E below. This is an operating lease agreement which expires on August 31, 2010.

Future minimum office lease payments are as follows:

2010	$	14,400

The Company may be involved from time to time in various claims and legal proceedings of a nature considered normal to its business dealings. While any proceeding or litigation has an element of uncertainty, management of the Company believes that the outcome of any pending or threatening actions will not have a material adverse effect on the operations or financial condition of the Company.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital of the greater of $5,000 or 6.666% of total liabilities. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day-to-day. At December 31, 2009, the Company had regulatory net capital and net capital requirements of $66,241 and $5,705 respectively, and its ratio of aggregate indebtedness to net capital was 1.19 to 1.00.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. Northeast Securities, Inc., through RBC Dain Rauscher, served as a clearing broker for the Company's securities transactions through July 16, 2009. Subsequent to July 16, 2009, the Company ceased providing brokerage account services to customers.

NOTE E – RELATED PARTY TRANSACTIONS

The Company leases its main facilities in St. Germain, Wisconsin from Eliason, Inc. The lease calls for monthly rental payments of $1,800 through August 2010.

The Company has a management services agreement with a related party. Under terms of the agreement, the Company receives management services for $8,500 per month.

On January 1, 2009, the Company entered into a service agreement with Eliason 1031 Properties Corporation (a sister corporation) for management fees and handling of the Tenant In Common (TIC) and Delaware Statutory Trust (DST) sales process. In addition, the Company also provides certain services regarding the employment and management of the Regional Vice Presidents of Sales (the "Wholesalers"). This service agreement expires on the last day of the year, but shall automatically renew for a period of one year, with the agreement continuing from year-to-year unless either party provides the other with written notice of the intent not to renew at least thirty (30) days prior to the end of the year. This agreement calls for a monthly base fee of $40,000. This agreement was automatically extended for one year through December 31, 2010.

NOTE E – RELATED PARTY TRANSACTIONS (Continued)

The Company received $480,000 in management fees for the year ended December 31, 2009, under this agreement.

The Company had a sales agreement with Eliason Funding Corporation (a sister corporation) to sell private notes. The agreement called for commissions of up to 6% to be paid to Eliason Financial Group, LLC for Eliason Funding Corporation notes sold to investors. The Company received $7,020 in commissions on notes sold during the year ended December 31, 2009. Effective May 2009 Eliason Funding Corporation suspended sales of the private notes.

During the year, the Company acted as the managing broker dealer on a Delaware Statutory Trust (DST) offerings sponsored by a sister company, Eliason 1031 Properties Corporation. In addition, the Company, sold investment interests in DST offerings sponsored by Eliason 1031 Properties Corporation. The Company received commissions totaling $1,131,442 on the sales generated.

Revenue received from related parties for the year totaled $1,618,462 or 99.77% of total revenue.

NOTE F – SUBSEQUENT EVENTS

Effective January 1, 2010, the management services agreement between the Company and Eliason, Inc. (parent company) was amended to provide for a monthly fee of $23,500 for services provided by Eliason, Inc.

NOTE G – GOING CONCERN

As disclosed in the accompanying financial statements, the Company relies on a sister company, Eliason 1031 Properties Corporation as its sole source of commission revenue and its parent Eliason, Inc. for capital contributions and management fees. Overall, the group of companies has experienced a significant decline in revenues, resulting in recurring losses from operations and a negative capital position which has created an uncertainty about the Company's ability to continue as a going concern.

Eliason Financial Group, LLC

(A Wholly-Owned Subsidiary of Eliason, Inc.)

St. Germain, Wisconsin

Balance Sheet

December 31, 2009

(Available for Public Inspection)